Exhibit 99.2

UNITED UTILITIES SIGNS CONTRACT WITH SOUTHERN WATER

Further to being named as preferred bidder earlier in the year, and as part of a consortium, United Utilities confirms that it has completed formal contract signature with Southern Water to help deliver its 2005-10 quality and environmental capital investment programme.

The contract, which begins immediately and lasts for five years, is worth around £750 million to the consortium, of which United Utilities has a 40 per cent share. The other partners are Costain and MWH, who have shares of 40 per cent and 20 per cent respectively.

John Roberts, Chief Executive of United Utilities said:

“We’re delighted to have completed formal contract signature with Southern Water, which further reinforces our position as the UK’s leading utility infrastructure outsourcing business.

“As well as managing our own water, wastewater and electricity assets in the North West, United Utilities now operates substantial outsourcing contracts spanning the utility value chain with Scottish Water, Welsh Water, Southern Water and British Gas Trading. In addition we expect to complete formal contract signature to operate the North of England gas distribution network, where we’ve already been named as preferred bidder, later in the year.”

For further information please contact:

Simon Bielecki, Investor Relations Manager	+44 (0) 7810 157649
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

-0-

United Utilities’ A shares and ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.